SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For March 9, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 9, 2012 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, March 9, 2012

To

"Comisión Nacional de Valores"

Re: Relevant Information (art. 23)

Dear Sirs,

We are writing with reference to the release of MetroGAS' financial statements as at December 31, 2011.

MetroGAS, gas distributor of the City of Buenos Aires and the Southern area of the Greater Buenos Aires, reported losses for $73 million as at December 31, 2011, an amount similar to that of the year 2010, which totaled $72 million, thus confirming the negative trend of the past years, which in June 2010 forced the Company to file for its Reorganization Proceedings.

The Company, which receives no subsidies from the National Government, has its distribution tariffs frozen since 1999. The pass-through to tariffs of the quite high municipal rates has not been authorized yet and the constant increase of operating, administrative and commercialization costs has not been recognized either. All the above has caused and is still causing the Company a severe economic and financial unbalance.

With respect to income, there have been no significant changes in the number of customers and distributed volumes; however, the increase in operating costs, including payroll, has had a strong negative impact in operating margins from 2002 to date.

In million pesos	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Net Sales	658	719	652	814	892	874	956	902	1.074	1.224	1.161
Operating Costs	-473	-571	-507	-639	-700	-626	-672	-613	-769	-811	-858
Gross Income	185	148	145	175	192	248	284	289	305	313	303
Administration and Commercialization Costs	-81	-152	-115	-116	-109	-136	-161	-172	-211	-257	-312
Operating Margin	104	-4	30	59	83	112	123	117	94	56	-9
Net Income	27	(*)-490	-10	-123	28	(*) 293	16	-14	-78	-72	-73

(*) In 2002 the strong negative net income includes the impact of the devaluation, while 2006 reflects the positive effect of the financial rescheduling achieved that year.

Increases in main costs and expenses - Base year 2002

Although the Company had managed to reschedule its financial debt in 2006, thus reducing the burden of the debt, delays in tariff adjustment, the growing inflation and the devaluation of the peso continued producing a negative impact on its income.

License Renegotiation

Since the promulgation of the Emergency Law in 2002, and the related complementary rules, the Company has participated actively in the renegotiation process of its License with the National Government.

In October 2008 MetroGAS signed a Temporary Agreement with UNIREN, which was ratified by the National Executive Power through Executive Order 234/09. This agreement establishes a Transition Tariff Schedule as from September 1, 2008, with a readjustment of prices and tariffs that includes variations in the price of gas, transportation and distribution. The tariff schedule resulting from said Executive order was never issued by ENARGAS; therefore, distribution tariffs are the same as in 1999.

All the increases in the various customer categories that the Company had to include in its invoices as a result of the creation and constitution by the National Government of a trust system through Trust Funds that MetroGAS charges to its customers in the name and behalf of third parties, have been used to finance capacity extensions to the gas pipelines, to reward increases in the price of natural gas to producers and to pay for gas imports in order to address the domestic demand, and therefore, no income has resulted from these items.

On the other hand, this Distributor - unlike other utilities - has not received any subsidy from the National Government during the twelve years of frozen tariffs.

In addition, since 2006 MetroGAS has paid approximately an average of $18 million per annum for municipal rates, the cumulative amount of which totals about $116 million as at December 31, 2011. These funds have been effectively paid, while pass through to the tariffs has not been authorized yet by ENARGAS, as established by the Regulatory Framework.

Despite the improvements in efficiency made throughout the past years, this situation has affected and continues affecting in a very significant way the Company's capacity to generate enough funds to pay its suppliers and financial creditors. As a result of this instance, on June 17, 2010, the Board of Directors of MetroGAS was forced to file the Company's Reorganization Proceedings (similar to Chapter 11). Within this framework, the commercial, social security and tax obligations accrued at the date the Reorganization Proceedings started became part of the insolvency assets. This suspension of payments allowed the Company to withhold funds extraordinarily for approximately $200 million, which have proved vital to maintain the standards of service and make investments from that time to date.

The absence of an update of tariffs keeps eroding MetroGAS' business; and the Company has managed to continue in operation thanks to the periodic use of the funds accrued at the beginning of the reorganization proceedings.

As informed to the public, in January 2012 UNIREN sent a note to the Company requesting it to appear for a final renegotiation of its gas distribution license. Consequently, MetroGAS continues with its license renegotiation process, which would lead to the tariff review necessary to establish a fair and reasonable tariff for a sustainable operation of the Company in the medium and long term.

We will advise all news of said process.

Sincerely yours,

Magdalena Gonzalez Garaño

Market Relations